Press Release SR#10-05

January 5, 2006

BEALE LAKE LAND ACQUISITION COMPLETED

Sutcliffe Resources Ltd. (the “Company”) announced today that it has completed the acquisition of 53 mining claims surrounding its Beale Lake Property. The agreement calls for a cash payment of $200,000, the issuance of 2,500,000 shares and is subject to a 2% net smelter royalty.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

     The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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